Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of MaxLinear, Inc. and to the incorporation by reference therein of our report dated July 28, 2020, with respect to the combined abbreviated financial statements of Home Gateway Platform Division of Intel Corporation, which comprise the Combined Statements of Assets Acquired and Liabilities Assumed as of December 28, 2019 and December 29, 2018, and the Combined Statements of Net Revenues and Direct Expenses for each of the two years then ended, and the related notes to the combined abbreviated financial statements included in its Current Report on Form 8-K/A dated August 28, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

September 9, 2020